UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 000-56154

Guardforce AI Co., Ltd.

(Translation of registrant’s name in English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 29, 2021, Guardforce AI Co., Limited (“Guardforce”) filed with the Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2020. Attached hereto is a letter from Terence Yap, Chairman of the Board of Directors of Guardforce, discussing Guardforce’s business.

Exhibit Index

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
99.1	Chairman’s Statement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUARDFORCE AI CO., LIMITED

April 29, 2021	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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